DESCARTES REPORTS FISCAL 2012 FIRST QUARTER FINANCIAL RESULTS

Record Revenues and Operating Performance Driven by 28% Year-Over-Year Increase in Quarterly Service Revenues

WATERLOO, Ontario — June 2, 2011— Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX) announced financial results for its fiscal 2012 first quarter (Q1FY12) ended April 30, 2011. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

Q1FY12 Financial Results

As described in more detail below, key financial highlights for Descartes in Q1FY12 included:
•	Revenues of $27.1 million, up 27% from $21.3 million in the first quarter of fiscal 2011 (Q1FY11) and up 1% from $26.9 million in the previous quarter (Q4FY11);
•	Services revenues of $25.9 million, up 28% from $20.2 million in Q1FY11 and up 4% from $25.0 million in Q4FY11. Services revenues comprised 96% of total revenues for the quarter;
•	Gross margin of 67%, compared to 65% in both Q1FY11 and Q4FY11;
•
Net income of $2.2 million, up from $0.2 million in Q1FY11 and compared to $7.7 million in Q4FY11. Q4FY11 net income was positively impacted by an income tax recovery of $5.2 million, whereas Q1FY12 and Q1FY11 were negatively impacted by an income tax expense of $1.3 million and $0.7 million, respectively;

•	Earnings per share on a diluted basis of $0.03, up from $0.00 in Q1FY11 and compared to $0.12 in Q4FY11;
•	Days-sales-outstanding (DSO) for Q1FY12 were 53 days, down from 68 days in Q1 FY11 and compared to 48 days in Q4FY11;
•
Adjusted EBITDA of $7.8 million, up 47% from $5.3 million in Q1FY11 and up 1% from $7.7 million in Q4FY11. Adjusted EBITDA as a percentage of revenues was 29% this quarter, compared to 29% in Q4FY11 and 25% in Q1FY11; and

•	Adjusted EBITDA per diluted share of $0.12, up 50% from $0.08 in Q1FY11 and consistent with $0.12 in Q4FY11.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions):

	Q1 FY12	Q4 FY11	Q3 FY11	Q2 FY11	Q1 FY11
Revenues	27.1	26.9	25.8	25.2	21.3
Services revenues	25.9	25.0	24.7	23.9	20.2
Gross margin	67%	65%	67%	66%	65%
Net income*	2.2	7.7	1.6	2.0	0.2
Adjusted EBITDA	7.8	7.7	7.2	6.6	5.3
Adjusted EBITDA as a % of revenues	29%	29%	28%	26%	25%
Adjusted EBITDA per diluted share	0.12	0.12	0.11	0.11	0.08
DSOs (days)	53	48	53	57	68
* Net income was positively impacted by income tax recoveries of $5.2 million and $0.1 million in Q4FY11 and Q2FY11 respectively. Net income was negatively impacted by income tax expenses of $1.3 million, $1.0 million and $0.7 million in Q1FY12, Q3FY11 and Q1FY11, respectively.

Total revenues of $27.1 million in Q1FY12 were comprised of $25.9 million (96%) in services revenues and $1.2 million (4%) in license revenues. Q1FY12 services revenues were up 28% from $20.2 million in Q1FY11 and up 4% from $25.0 million in Q4FY11.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:
•	$11.5 million of revenues (42%) were generated in the US;
•	$5.4 million (20%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium;
•	$5.2 million (19%) in Belgium;
•	$3.8 million (14%) in Canada;
•	$1.0 million (4%) in the Asia Pacific region; and
•	$0.2 million (1%) in the Americas, excluding the US and Canada.

“Our customers and partners are achieving accelerated results with our newly-released products that have been specifically designed to help them deal with increasing shipment compliance complexity,” said Arthur Mesher, Chief Executive Officer at Descartes. “With our continued focus on making customers successful with our leading logistics platform, and our unique United by Design strategy to bring hardware, software and networks together, we’ve positively influenced our own financial results. These successes are a tribute to the hard work of our employees on behalf of our customers.”

Cash Position as at April 30, 2011
As at April 30, 2011, Descartes had $76.2 million in cash comprised entirely of cash and cash equivalents. Cash and cash equivalents have increased since year-end by $6.6 million and by $20.1 million since April 30, 2010.

The table set forth below provides a summary of cash flows for Q1FY12 in millions of dollars:

Q1FY12
Cash provided by operating activities	5.3
Additions to capital assets	(1.3)
Issuance of common shares	1.1
Effect of foreign exchange rate on cash and cash equivalents	1.5
Net change in cash and cash equivalents	6.6
Cash and cash equivalents, beginning of period	69.6
Cash and cash equivalents, end of period	76.2

“We’ve had another quarter of superior operational performance contributing ahead of our plans,” said Stephanie Ratza, Chief Financial Officer at Descartes. “With no debt and a solid balance sheet, we’re well positioned to continue our investment in delivering operational excellence and executing our strategy.”

Conference Call and Webcast
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. EDT on June 2. Designated numbers are 888-812-2278 for North America or +1-706-679-7394 for International.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible from June 2, 11:15 a.m. EDT until June 9, 23:59 p.m. EDT by dialing 800-642-1687 or +1-706-645-9291 and using conference ID number 64271770. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the premier provider of Global Trade Compliance, Supply Chain Execution and Mobile Resource Management services. Descartes' Global Logistics Network (GLN) unites global businesses and trading partners, allowing them to collaborate in a cost effective way and maximize productivity and efficiency. Trading partners that connect to the GLN join Descartes' Federated Network, the world's most extensive multi-modal business network with over 35,000 trading partners connected, including ground carriers, airlines, ocean carriers, freight forwarders, third-party providers of logistics services, customs house brokers, freight payment agencies, manufacturers, retailers, distributors, mobile services providers and regulatory agencies. Descartes is headquartered in Waterloo, Ontario, Canada and has offices in North America, EMEA and Asia-Pacific. More information and industry updates are available at http://www.descartes.com and http://blog.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x 2358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; its ability to grow its federated network; its ability to build a valuable trading community; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY11. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” (which we formerly referred to as “Adjusted Net Income”) refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed nine acquisitions over the past three fiscal years, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q1FY12, Q4FY11, Q3FY11, Q2FY11 and Q1FY11, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q1FY12	Q4FY11	Q3FY11	Q2FY11	Q1FY11
Net income, as reported on Consolidated Statements of Operations	2.2	7.7	1.6	2.0	0.2
Adjustments to reconcile to Adjusted EBITDA:
Investment income	-	-	-	-	(0.1)
Income tax expense (recovery)	1.3	(5.2)	1.0	(0.1)	0.7
Depreciation expense	0.6	0.7	0.6	0.6	0.5
Amortization of intangible assets	3.1	3.1	3.1	3.0	2.2
Amortization of deferred compensation, stock-based compensation and related taxes	0.3	0.3	0.3	0.3	0.3
Acquisition-related expenses	0.3	0.2	-	0.5	0.9
Restructuring charges	-	0.9	0.6	0.3	0.6
Adjusted EBITDA	7.8	7.7	7.2	6.6	5.3

Weighted average diluted shares outstanding (thousands)	63,194	63,181	62,849	62,718	62,681
Diluted earnings per share	0.03	0.12	0.03	0.03	0.00
Adjusted EBITDA per diluted share	0.12	0.12	0.11	0.11	0.08

The Descartes Systems Group Inc.
Interim Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2011	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	76,187	69,644
Accounts receivable
Trade	16,022	14,417
Other	4,520	3,967
Prepaid expenses and other	2,153	1,968
Deferred income taxes	11,494	11,457
Deferred tax charge	197	197
	110,573	101,650
CAPITAL ASSETS	7,767	7,309
GOODWILL	59,153	56,742
INTANGIBLE ASSETS	40,219	40,703
DEFERRED INCOME TAXES	36,394	34,667
DEFERRED TAX CHARGE	149	198
	254,255	241,269

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,585	4,992
Accrued liabilities	11,161	11,342
Income taxes payable	618	471
Deferred revenue	5,892	6,310
Other liabilities	75	67
	22,331	23,182
DEFERRED REVENUE	2,615	1,665
INCOME TAX LIABILITY	2,842	2,468
DEFERRED INCOME TAX LIABILITY	9,017	8,267
OTHER LIABILITIES	168	172
	36,973	35,754

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,182,877 at April 30, 2011 ( January 31, 2011 – 61,741,702)	89,912	88,148
Additional paid-in capital	451,955	452,300
Accumulated other comprehensive income	10,018	1,822
Accumulated deficit	(334,603)	(336,755)
	217,282	205,515
	254,255	241,269

The Descartes Systems Group Inc.
Interim Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2011	2010

REVENUES	27,076	21,286
COST OF REVENUES	8,914	7,387
GROSS MARGIN	18,162	13,899
EXPENSES
Sales and marketing	3,282	2,590
Research and development	4,518	3,559
General and administrative	3,439	3,268
Other charges	331	1,427
Amortization of intangible assets	3,137	2,232
	14,707	13,076
INCOME FROM OPERATIONS	3,455	823
INTEREST EXPENSE	(3)	-
INVESTMENT INCOME	44	82
INCOME BEFORE INCOME TAXES	3,496	905
INCOME TAX EXPENSE
Current	375	563
Deferred	969	177
	1,344	713
NET INCOME	2,152	192
EARNINGS PER SHARE
Basic	0.03	-
Diluted	0.03	-
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	61,881	61,432
Diluted	63,194	62,681

The Descartes Systems Group Inc.
Interim Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; unaudited)

	Three Months Ended
	April 30,	April 30,
	2011	2010
OPERATING ACTIVITIES
Net income	2,152	192
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	550	489
Amortization of intangible assets	3,137	2,232
Amortization of deferred compensation	11	5
Stock-based compensation expense	275	286
Income from investment in affiliate	-	(6)
Deferred tax expense	969	177
Deferred tax charge	49	49
Changes in operating assets and liabilities:
Accounts receivable
Trade	(943)	(321)
Other	(298)	611
Prepaid expenses and other	(72)	(207)
Accounts payable	29	677
Accrued liabilities	(832)	(2,401)
Income taxes payable	121	166
Deferred revenue	165	109
Cash provided by operating activities	5,313	2,058
INVESTING ACTIVITIES
Maturities of short-term investments	-	5,071
Additions to capital assets	(1,301)	(395)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	-	(40,550)
Cash used in investing activities	(1,301)	(35,874)
FINANCING ACTIVITIES
Issuance of common shares for cash	1,133	204
Repayment of other liabilities	(17)	(78)
Cash provided by financing activities	1,116	126
Effect of foreign exchange rate changes on cash and cash equivalents	1,415	219
Increase (decrease) in cash and cash equivalents	6,543	(33,471)
Cash and cash equivalents, beginning of period	69,644	89,554
Cash and cash equivalents, end of period	76,187	56,083